Articles of Association of Celanese AG I. GENERAL PROVISIONS § 1 Name and Registered Office

(1)	The name of the Company is

Celanese AG.

(2)	The Company has its registered office in Kronberg i. T.

§ 2 Object of the Company

(1)	The Company directs, as a group holding company, a group of enterprises which carry on business, in particular, in the areas of chemicals and plastics.

(2)	The Company may carry on business itself in the areas mentioned in subparagraph (1) above as well as in other areas. It is entitled to take all actions and measures which relate to or which otherwise directly or indirectly serve its objectives.

(3)	The Company may also form, acquire, participate in enterprises, or bring them together under common control, in particular with regard to enterprises operating in the areas mentioned in subparagraph (1) above. It is entitled, mainly for investment purposes, to acquire interests in all kinds of enterprises. With regard to group companies and other enterprises in which it holds an interest, the Company may restrict itself to the administration of its interests, as well as dispose of it.

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§ 3 Capital Stock and Shares

(1)	The capital stock amounts to Euro 142.945.371,02 (in words: Euro one hundred forty-two million nine hundred forty-five thousand three hundred seventy-one comma zero two) and is divided into 55,915,369 registered shares without par value.

(2)	The share capital will be increased on a contingent basis by up to Euro 3,195,574.26 through the issue of up to 1,250,000 shares of no-par value (“contingent capital”). The contingent capital increase serves exclusively to grant stock options to members of the Management Board of the Company and to members of the boards of management (Geschäftsführungen) of subordinated affiliated companies as well as to other senior managers of the Company and of subordinated affiliated companies pursuant to the provisions of the authorization adopted by the Annual General Meeting on May 15, 2002. It will be carried out only insofar as these stock options will be exercised and are not satisfied by delivery of existing shares. The new shares will participate in the distribution of profits from the beginning of the fiscal year in which they are issued.

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§ 4 Share Certificates

(1)	The form and contents of share certificates, dividend coupons and renewal coupons, if any, shall be determined by the Board of Management with the consent of the Supervisory Board. The same shall apply to debentures and interest coupons.

(2)	The right of the shareholder to ask for certificates representing his shares is excluded to the extent legally permissible and unless certification is required under the rules of a stock exchange where the shares are listed. The Company may issue global certificates representing single shares (Einzelurkunden) as well as several shares (Sammelurkunden).

§ 5 Business Year

The business year is the calendar year.

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II. CORPORATE GOVERNANCE

A. The Board of Management

§ 6 Composition, Rules of Procedure

(1)	The Board of Management shall consist of several members, the number of whom shall be determined by the Supervisory Board.

(2)	The Supervisory Board may appoint a member of the Board of Management as Chairman of the Board of Management.

(3)	Resolutions of the Board of Management are passed by a simple majority of votes unless a greater majority is required by mandatory law. If resolutions are to be passed by a simple majority, in the case of a tie, the Chairman has the casting vote if the Board of Management consists of more than two persons.

§ 7 Power of Representation

(1)	The Company is legally represented by two members of the Board of Management or by one member of the Board of Management together with an authorized signatory (Prokurist)

(2)	No authorized signatory (Prokurist) shall be granted sole power of representation (Einzelprokura).

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B. The Supervisory Board

§ 8 Composition, Elections, Term of Office

(1)	The Supervisory Board consists of twelve members. Six of the members shall be elected by the General Meeting and six members by the employees in accordance with the provisions of the German Co-Determination Act (Mitbestimmungsgesetz).

(2)	The members are elected for the period up to the termination of the General Meeting which decides on the ratification of their acts for the fourth business year following commencement of their term of office, not counting the business year in which that term begins. The General Meeting may, when electing, determine a shorter period of office for the shareholders’ representatives.

(3)	Retiring members are eligible for re-election.

(4)	A member of the Supervisory Board may, upon written notice, at any time render his resignation to take effect at the termination of the next annual General Meeting. Immediate resignation is permitted for important reasons or with the approval of the Chairman of the Supervisory Board, or in case of resignation by the Chairman, with the approval of his deputy.

(5)	The General Meeting may appoint substitute members for the ordinary members of the Supervisory Board to

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be elected by the General Meeting. Such substitute members will become members of the Supervisory Board as provided in detail by such General Meeting when ordinary members retire prematurely. The term of office of a substitute member shall end with the termination of the General Meeting following his assumption of office as an ordinary member; if no election of a successor takes place at the next General Meeting, the term of office shall continue until the end of the term of office of the prematurely retired ordinary member of the Supervisory Board. Successors of ordinary members shall be elected for the remainder of the term of office of the retired member.

§ 9 Chairman and Committees

(1)	Following the General Meeting in which all of the members of the Supervisory Board to be elected by the General Meeting have been elected, a meeting of the Supervisory Board is held for which no special invitation to attend is required. At this meeting the Supervisory Board shall elect in accordance with the provisions of the German Co-Determination Act a Chairman and a Deputy Chairman for the duration of its term of office.

(2)	Following the election of the Chairman and the Deputy Chairman, the Supervisory Board shall form a committee which shall carry out the tasks defined in §31 subparagraph 3 of the German Co-Determination Act, and which shall be composed of the Chairman, his

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deputy and two other members, one of whom is elected by the members of the Supervisory Board representing the employees and the other one by the members of the Supervisory Board representing the stockholders, such other members being elected by a majority of the votes cast.

(3)	If the Chairman or his deputy, or any of the other members mentioned in subparagraph (2), retires prematurely from office, the Supervisory Board immediately shall elect a successor for the remainder of the term.

(4)	The Supervisory Board may, in addition to the committee mentioned in subparagraph (2), form other committees from among its members and, so far as legally permissible, delegate decision-making powers to them.

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§ 10 Convening of Meetings, Quorum, Voting

(1)	The Supervisory Board draws up its own rules of procedure. The following provisions shall apply with respect to the convening of its meetings, its quorum, the adoption of resolutions and the conduct of meetings; the rules of procedure may provide additional rules.

(2)	The members of the Board of Management shall attend meetings of the Supervisory Board for consultation purposes, unless in an individual case the Supervisory Board or its Chairman, or in the latter’s absence his deputy, should decide otherwise.

(3)	Meetings of the Supervisory Board are convened by the Chairman or, if the Chairman is prevented from doing so, by his deputy by giving 14 days prior notice. In urgent cases the period of notice may be reduced. The notice of the meeting shall set forth the specific items of the agenda with such clarity to allow members of the Supervisory Board not present at the meeting to make use of their right to cast a vote in writing pursuant to subparagraph (7).

(4)	Provided that invitations have been sent to the last known addresses of all members of the Supervisory Board, a quorum shall be constituted if not less than six members participate in the resolution.

(5)	Unless other majorities are required by mandatory law, resolutions are passed by a simple majority of the votes cast. In determining the result of the

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vote, abstentions shall not be counted. The Chairman determines the conduct of the meeting as well as the method of voting. In the case of a tie, the Chairman decides whether the vote should be held again. If he considers it necessary, he is entitled to interrupt the meeting for a period of no longer than one week.

(6)	Resolutions should only be passed on such items on the agenda for which due notice pursuant to subparagraph (3) has been given in the invitation to attend the meeting. If due notice has not been given for an item on the agenda, a resolution on the latter may only be passed if no member objects. In such a case members of the Supervisory Board who do not attend the meeting must be given the opportunity to object to the passing of the resolution within a reasonable period of time as determined by the Chairman; the resolution shall take effect only if the members of the Supervisory Board not having attended the meeting have not objected within such period.

(7)	Members of the Supervisory Board who do not attend a meeting may participate in the passing of resolutions by the Supervisory Board and its committees by authorising other members of the Supervisory Board to present their written votes at the meeting.

(8)	Legally binding declarations by the Supervisory Board shall be made by the Chairman in the name of the Supervisory Board, or in his absence, by his deputy.

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C. General Meetings

§ 11 Place

General Meetings shall be held at the registered office of the Company or in cities of the Federal Republic of Germany having a stock exchange or in German cities having at least 500,000 inhabitants or in German cities with no less than 100,000 inhabitants in which the Company or one of its affiliates has a place of business.

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§ 12 Notice of General Meetings

Notice of the meeting shall be given at least one month prior to the last day on which the shareholders have to register for the General Meeting. The term of notice shall be calculated exclusive of the day on which notice is given and the last day of the period of registration.

§ 13 Right to attend General Meetings

(1)	Those shareholders who are registered in the share register on the day of the General Meeting and who have notified the Company no later than on the seventh day before the General Meeting shall be entitled to attend the General Meeting and to exercise voting rights. If the last day of the notification period is a Sunday, a Saturday or a holiday recognized by law at the registered seat of the Company, the notification must be made no later than on the workday following thereafter. The Board of Management can fix a shorter period in the invitation to the General Meeting; however, there must be at least two calendar days between the day of the notification and the day of the General Meeting.

(2)	The right to vote can be exercised by proxy. If neither a credit institute nor a shareholders’ association are to be granted such proxy, power of attorney can be granted, in a manner to be determined by the Board of Management, also by using electronic media or by telefax. The details for granting the proxy shall be announced in the publications for the announcements of the Company together with the convocation of the General Meeting.

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§ 14 Chairman of General Meetings

(1)	The Chairman of the Supervisory Board or the additional member of the committee mentioned in § 9 subparagraph (2) who is elected to the Supervisory Board by the General Meeting, or a member of the Supervisory Board or of the Board of Management nominated by the Supervisory Board, shall take the chair at General Meetings. If no member of the Supervisory Board or of the Board of Management takes the chair, the Chairman shall be elected by the meeting.

(2)	The Chairman of the meeting shall decide on the order of items on the agenda. He shall determine the manner, form and order of voting on the resolutions. If this is announced in the invitation to the General Meeting, the Chairman can allow the transmission of the General Meeting as well as the participation in the General Meeting, the participation in voting, or the exercise of further shareholders’ rights, in each case either directly or by proxy, also by electronic or other media, to the extent legally permissible.

§ 15 Resolutions and Elections

(1)	Each share entitles the owner to one vote at the General Meeting.

(2)	All resolutions of the General Meeting may be passed by a simple majority of votes cast and, if a majority of capital is required, by a simple majority of the share capital represented in the meeting unless different requirements are mandatorily stipulated by law.

(3)	Alterations to these Articles of Association which only affect the wording may be decided upon by the Supervisory Board.

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III. ANNUAL ACCOUNTS, ANNUAL GENERAL MEETINGS, NOTICES

§ 16 Annual Accounts

(1)	Within the first three months of each business year, the Board of Management shall prepare the annual accounts for the previous business year and the Management Report and submit them to the auditor.
Immediately after receipt of the auditor’s report the annual accounts and the Management Report together with the auditor’s report and the proposal for the appropriation of the profits shall be submitted to the Supervisory Board.

(2)	The annual accounts, the Management Report, the report of the Supervisory Board, and the proposal of the Board of Management for the appropriation of the profits shall be made available for inspection by the shareholders at the office of the Company as from the date of the calling of the General Meeting.

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§ 17 Annual General Meeting

(1)	The annual General Meeting shall take place within the first eight months of every business year.

(2)	The annual General Meeting shall resolve, in particular, regarding the appropriation of the profits, the election of the auditor, the ratification of the acts of the Board of Management and of the Supervisory Board, and, where required by law, the approval of the annual accounts.

§ 18 Appropriation of, and Participation in Profits

(1)	The profits as shown by the annual accounts, after deducting depreciation and write-downs and amounts allocated by the Board of Management and the Supervisory Board to provisions and reserves, shall be distributed to the shareholders except to the extent that the General Meeting resolves to use it in another manner.

(2)	The dividends paid to the shareholders shall be proportional to their shares in the capital stock.

(3)	On an increase of the share capital the participation of the new shares in the profits may be determined in a different manner from that set out in § 60 of the German Stock Corporation Act (Aktiengesetz).

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§ 19 Announcements

The Company’s announcements are published in the “Bundesanzeiger”.

§ 20 Expenses of Formation

Expenses incurred in connection with its formation shall be borne by the Company up to an amount of Euro 766,94.

This translation of the Articles of Association of Celanese AG into English has been prepared for convenience purposes. The German text is authoritative.

The Registrant hereby represents that the above English translation is a fair and accurate English translation of the Articles of Association of Celanese AG.

Celanese AG

By: /s/ Dr. Joachim Kaffanke

Dr. Joachim Kaffanke